File No. 70-9839

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Northeast Utilities,	)	CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,	)	UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,	)	COMPANY ACT OF 1935
on Form U-1)

Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent.  (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

For the quarter ended September 30, 2004, the following information is reported pursuant to the Order.

1)

A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)	As of September 30, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$60,352	2.0%
Capital surplus, paid in	384,026	12.7
Retained earnings	341,650	11.3
Total common shareholder's equity	786,028	26.0
Preferred stock	116,200	3.8
Long-term and short-term debt	1,098,147	36.3
Rate reduction bonds	1,026,389	33.9
	$3,026,764	100.0%

A common dividend of $11,768,649.75 was declared on September 20, 2004, and was paid to NU on September 30, 2004.

Western Massachusetts Electric Company (WMECO)	As of September 30, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$10,866	2.1%
Capital surplus, paid in	75,883	14.3
Retained earnings	75,476	14.3
Total common shareholder's equity	162,225	30.7
Long-term and short-term debt	241,651	45.7
Rate reduction bonds	125,078	23.6
	$528,954	100.0%

A common dividend of $1,621,255.69 was declared on September 20, 2004, and was paid to NU on September 30, 2004.

2)

The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

As of September 30, 2004, the senior secured debt ratings issued by Standard and Poor's Corporation and Moody’s of CL&P are A- and A2, respectively and the senior unsecured debt ratings of WMECO are BBB+ and A3, respectively.  Each of CL&P and WMECO represent that such ratings are "investment grade" ratings.

3)

The Utilities’ cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

CL&P and WMECO represent that during the quarter ended September 30, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

	Cash beginning of period 07/01/04	Net cash flows provided by operating activities	Net cash flows used in investing activities	Net cash flows provided by financing activities	Cash end of period 09/30/04

	(Thousands of Dollars)

CL&P	$1	$60,372	$(240,271)	$203,030	$23,132
WMECO	1	2,203	(47,993)	45,790	1

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES THE CONNECTICUT LIGHT AND POWER COMPANY WESTERN MASSACHUSETTS ELECTRIC COMPANY

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
November 23, 2004